SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




--------------------------------------------------
                                                  :
                In the Matter of                  :
                                                  :
         WEST TEXAS UTILITIES COMPANY             :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8869                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
--------------------------------------------------:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), Public Service Company of Oklahoma (PSO), and West Texas Utilities Company (WTU) (collectively, "Applicants"), each a public utility subsidiary company of Central and South West Corporation. Under HCAR 35-26548, dated July 30, 1996, it is required that the Applicants file quarterly reports with respect to the obligations relative to pollution control revenue bonds issued by the Red River Authority of Texas (Red River). The following information is provided for the Red River pollution control revenue bonds for each cap and collar position that has been opened at any time during the quarter: 1) the transaction date, 2) the type of transaction
3) the notional amount, 4) the name of the counterparty 5) a description of the material terms of the transaction, including the maturity or termination date of each transaction and the cap and/or floor strike rates, 6) the market value of all open cap or collar positions at the end of each quarter, and 7) any gains or losses realized from the liquidation of any cap or collar positions during such quarter. This report covers the period April 1, 1997 through June 30, 1997.


    No hedging activities occurred during the reporting period.



                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the Applicants have duly caused this report to be signed on its behalf on this 18th day of July 1997.

                                   Central Power and Light Company
                                   Public Service Company of Oklahoma
                                   West Texas Utilities Company

                                 /S/ R. RUSSELL DAVIS
                                     R. Russell Davis
                                     Controller and Chief Accounting
                                     Officer